SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

NEW CONCEPT ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

643611-10-6

(CUSIP Number)

Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6

1) Names of Reporting Persons

Realty Advisors, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3) SEC Use Only

4) Source of Funds (See Instructions)

WC/OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization

U.S.

7) Sole Voting Power
Number of	60,000
Shares
Beneficially	8) Shared Voting Power
Owned by	-0-
Each Reporting
Person With	9) Sole Dispositive Power
60,000

10) Shared Dispositive Power
-0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

60,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

2.81%

14) Type of Reporting Person (See Instructions)

CO

CUSIP No. 643611-10-6

1) Names of Reporting Persons

May Realty Holdings, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization

Nevada

7) Sole Voting Power
Number of	-0-
Shares
Beneficially	8) Shared Voting Power
Owned by	-0-
Each Reporting
Person With	9) Sole Dispositive Power
-0-

10) Shared Dispositive Power
-0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

60,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

2.81%

14) Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of New Concept Energy, Inc., a Nevada corporation (the “Company” or the “Issuer” or “GBR”).  Since August 28, 2011, the principal executive offices of the Issuer have been located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  The CUSIP number of the Shares is 643611-10-6.  The Shares are currently listed and traded on the NYSE American.

This Statement is being filed in an abundance of caution to reflect the entry into an agreement described in Item 6 below, the consummation of which is subject to stockholder approval as long as the Shares are listed and traded on the NYSE American.

Item 2. Identity and Background

(a)-(c) and (f) This Statement is being filed on behalf of Realty Advisors, Inc., a Nevada corporation (“RAI”).  RAI is owned by May Realty Holdings, Inc., a Nevada corporation (“MRHI”), which, in turn, is owned by a trust established for the benefit of the children of Gene E. Phillips, known as the “May Trust.” RAI and MRHI are collectively referred to as the “Reporting Persons,” the principal office of each of which is located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. As of June 19, 2018, the sole director of both RAI and MRHI is Mickey Ned Phillips, and the officers of each entity are Daniel J. Moos, President, Gene S. Bertcher, Vice President and Treasurer, and Louis J. Corna, Vice President and Secretary. All of the officers and directors of RAI and MRHI are U. S. citizens.

(d)-(e) During the past five years, none of the Reporting Persons nor any officer or director of RAI or MRHI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

If the transaction described in Item 6 below is consummated, the funds necessary to consummate such transaction, at least $4,500,000, will come from the working capital of RAI.

Item 4. Purpose of Transaction

If the transaction described in Item 6 below is consummated, RAI will be acquiring the 3,000,000 new Shares described in Item 6 below as an investment. RAI and MRHI, as Reporting Persons, have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer owned by RAI; or

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the Board; or

(e) any material change in the present capitalization or dividend policy of the Issuer; or

(f) any other material change in the Issuer’s business or corporate structure; or

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association; or

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

There has been no change in the matters reported in this item under the Amended Statement.

Item 5.  Interest in Securities of the Issuer

(a)
According to the latest information available as of March 31, 2018, the total number of issued and outstanding Shares is believed to be 2,131,935 Shares, and each of the Reporting Persons owns and holds directly the following Shares as of June 19, 2018:

Name	No. of Shares Owned Directly	Approximate Percent of Class

RAI	60,000	2.81%
MRHI	-0-	0%
TOTAL	60,000	2.81%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of RAI may be deemed to beneficially own the Shares held directly by RAI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of June 19, 2018:

Name of Director or Manager	Entity	No. of Shares Beneficially Owned	Approximate Percent of Class

Mickey Ned Phillips	RAI and MRHI	60,000	2.81%
Total Shares deemed beneficially owned by Reporting Persons and individuals listed above:		60,000	2.81%

(b)  The director of RAI holds voting and dispositive power over the 60,000 Shares held directly by RAI.  Mickey Ned Phillips, the director of RAI, holds voting and dispositive power over any Shares held directly by RAI.

(c) During the sixty calendar days ended June 19, 2018, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.

(d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 22, 2018, the Issuer and RAI entered into a Subscription Agreement and Letter of Investment Intent, pursuant to which, RAI agreed to acquire 3,000,000 new shares of the Issuer’s Common Stock at a price of $1.50 per Share in cash. RAI has acknowledged and agreed that its acquisition cannot and will not be completed until the current stockholders of the Company have approved the issuance by a vote of the majority of such Shares currently outstanding at a meeting at which a quorum is present in person or by proxy, as the rules of the NYSE American Company Guide require same as a prerequisite to approval of an additional listing application covering such additional Shares.

As long as the Common Stock of the Company is listed on the NYSE American, any proposed issuance of Shares of 20% or more of the current issued and outstanding Shares or which would result in a change of control of the entity must be submitted to stockholders for approval. The Company is in the process of preparing proxy materials for submission to the Securities and Exchange Commission (the “SEC”) for a stockholder’s meeting, hopefully in the early fall. No assurance can be given that the stockholders of the Company will approve such issuance. As noted above, the Issuer currently has 2,131,935 Shares issued and outstanding. If the additional 3,000,000 Shares are issued in consummation of the transaction following such approval by current stockholders, RAI would then own and control 3,060,000 Shares of Common Stock of the Issuer, which would be approximately 59% of the issued and outstanding Shares, which would result in a deemed Change in Control of the Issuer.

RAI is currently the holder of only 60,000 Shares of Common Stock of the Company, has one common officer with the Company, may be deemed a “Related Party” for accounting purposes and, if the transaction is consummated resulting in the issuance of an additional 3,000,000 Shares to RAI, will be an “Affiliate” (as defined in Rule 405 under the Securities Act of 1933, as amended). No assurance can be given that the current stockholders of the Company will approve such transaction.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2018

REALTY ADVISORS, INC.

By: /s/ Daniel J. Moos
Daniel J. Moos, President

MAY REALTY HOLDINGS, INC.

By: /s/ Daniel J. Moos
Daniel J. Moos, President